Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

________________________

Datakey, Inc.

(Name of Subject Company (Issuer))

Snowflake Acquisition Corp. (Offeror)
A wholly-owned subsidiary of

SafeNet, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

________________________

Common Stock, Par Value $0.05 per Share
Convertible Preferred Stock, Liquidation Value $2.50 per Share
(Title of Class of Securities)

________________________

Common Stock: 237909 10 6
Convertible Preferred Stock: none
(CUSIP Number of Class of Securities)

________________________

Anthony A. Caputo
Chairman, Chief Executive Officer & President
SafeNet, Inc.
4690 Millennium Drive
Belcamp, MD 21017
(410) 931-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Elizabeth R. Hughes, Esq.
Matthew B. Swartz, Esq.
Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, VA 22182
(703) 760-1600

Calculation of Filing Fee

Transaction Valuation* $8,023,716	Amount of Filing Fee** $1,017

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 11,767,254 shares of Common Stock, par value $0.05 per share, and 150,000 shares of Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey, Inc., at a price per share of $0.65 per share for the Common Stock and $2.50 per share for the Convertible Preferred Stock. Such number of shares represents all such shares outstanding as of September 8, 2004.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2004 issued by the Securities and Exchange Commission on October 31, 2003, equals 0.01267% of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
Amount Previously Paid : $1,017
Form or Registration No.: SC TO-T
Filing Party: SafeNet, Inc. and Snowflake Acquisition Corp.
Date Filed: September 21, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 21, 2004 and amended and supplemented on October 13, 2004, October 19, 2004 and October 20, 2004 by SafeNet, Inc., a Delaware corporation (“SafeNet”), and Snowflake Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of SafeNet (the “Purchaser”), relating to the third party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value .05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”), including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of convertible preferred stock, liquidation value $2.50 per share, of Datakey (the “Preferred Stock”) and, together with the Common Stock, the “Shares” and each share thereof a “Share”, at a purchase price of $.65 per share of Common Stock and $2.50 per share of Preferred Stock, net to the seller in cash without interest thereon. The terms and conditions of the Offer are described in the Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Schedule TO as amended through the date hereof and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

Items 8 and 11

Items 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

The Offer expired at 8:00 p.m., New York City time, on Tuesday, October 26, 2004. Approximately 8,799,873 shares of Common Stock, representing approximately 75 percent of the outstanding shares of Common Stock, and 150,000 shares of Convertible Preferred Stock, representing 100 percent of the outstanding shares of Series B Preferred Stock, were validly tendered and not withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

On October 27, 2004, SafeNet issued a press release announcing the results of the Offer and the extension of the Offer. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

Item 12

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

     (a)(10) Press Release issued by SafeNet, Inc. on October 27, 2004.

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ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated September 21, 2004*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)	Joint Press Release issued by SafeNet and Datakey on September 9, 2004 (incorporated by reference to the Schedule TO-C filed by SafeNet and the Purchaser with the Securities and Exchange Commission on September 10, 2004)*

(a)(8)	Summary Advertisement published in the New York Times on September 21, 2004*

(a)(9)	Press Release issued by SafeNet on September 21, 2004*

(a)(10)	Press Release Issued by SafeNet on October 27, 2004

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of September 9, 2004 by and among SafeNet, the Purchaser and Datakey*

(d)(2)	Stockholders' Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and certain stockholders of Datakey identified therein*

(d)(3)	Stock Option Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and Datakey*

(d)(4)	Mutual Nondisclosure Agreement, dated August 3, 2004, by and between SafeNet and Datakey*

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO filed on September 21, 2004 by SafeNet, Inc. and Snowflake Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWFLAKE ACQUISITION CORP.
By:	/s/ Ken Mueller

	Name:	Ken Mueller
Its: Chief Financial Officer

SAFENET, INC.
	By:	/s/ Ken Mueller

		Name:	Ken Mueller
Dated: October 27, 2004		Its: Chief Financial Officer

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